     September 16, 2011
VIA FEDERAL EXPRESS AND EDGAR
Mr. John Reynolds
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549
Ceres, Inc.
Registration Statement on Form S-1 (File No. 333-174405)
Dear Mr. Reynolds:
On behalf of Ceres, Inc. (the “Company”), set forth below are the Company’s responses to comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated September 2, 2011, relating to the Company’s registration statement on Form S-1 (File No. 333-174405) filed on May 23, 2011, as amended by Amendment No. 1 filed on June 27, 2011, Amendment No. 2 filed on July 5, 2011, Amendment No. 3 filed on July 25, 2011, Amendment No. 4 filed on August 23, 2011 and Amendment No. 5 filed on August 29, 2011 (collectively, the “Registration Statement”), including the prospectus contained therein (the “Prospectus”). For your convenience, each Staff comment is followed by the Company’s response to such comment. Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement.
Please read this letter in conjunction with the accompanying Amendment No. 6 to the Registration Statement (“Amendment No. 6”), which the Company filed with the Commission on the date hereof. In this letter, all page references set forth in the Company’s responses to the Staff’s comments refer to page numbers in Amendment No. 6.

Amendment Nos. 4 and 5 to Registration Statement on Form S-1
Management’s Discussion and Analysis, page 49
Stock-Based Compensation, page 56
Valuation as of May 31, 2011, page 60
1.	We noted your response to our comment two of our letter dated August 5, 2011. Please revise to include the text of your response and any additional factors when the IPO price range is included in your registration statement.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that it will revise its disclosure accordingly when it includes the IPO price range in its registration statement.
Liquidity and Capital Resource, page 72
2.	We note in August 2011, you sold $11.4 million in convertible notes. Such notes are automatically convertible into your common stock at a 20% discount to your IPO price. If an IPO is not consummated within 6 months, such notes automatically convert into preferred stock and warrants. Tell us how you plan to account for the issuance of these notes, including references to relevant authoritative accounting literature, and disclose the impact of these notes to your financial condition.

Response:

The Company advises the Staff that, with respect to the issuance of $11.4 million in convertible notes (“Convertible Notes”) in August 2011, it has performed an analysis of this financial instrument and has identified the following embedded derivatives under ASC 815 that would be subject to bifurcation and liability accounting:
i)	automatic conversion of the Convertible Notes to common stock at a 20% discount to the IPO price,

ii)	automatic conversion of the Convertible Notes to a combination of convertible preferred stock and liability-classified derivative common stock warrants if an IPO is not consummated within six months of the issuance date of the Convertible Notes, and

iii)	repayment of an amount equal to two times the outstanding principal amount of the Convertible Notes, if prior to the automatic conversion of the Convertible Notes, a Change of Control Transaction, as defined therein, is consummated.

None of these features are clearly and closely related to the debt host, none of them qualify for a scope exception to derivative accounting (for instance, the conversion feature contains down-round protection), and all of them would meet the definition of a derivative if freestanding. Given the short term and complex nature of this financial instrument, the Company, pursuant to ASC 825-10, has elected to initially and subsequently measure it in its entirety at fair value, with the changes in fair value recorded in earnings.
In connection with the issuance of the Convertible Notes, so long as any investors who held existing warrants to purchase shares of the Company’s common stock in connection with the original issuances of the Company Series F and G preferred stock purchased at least their respective full pro rata portion of the Convertible Notes which were offered, the termination provisions of such investors existing warrants were amended such that those warrants will no longer expire upon a qualified initial public offering.
Such existing warrants are being accounted for as liabilities and being marked to market at each quarterly reporting period in other income/expense until the earlier of the exercise or expiration of the warrants as they are not considered indexed to the Company’s common stock. The Company has calculated the fair value of the modified warrants immediately prior to and subsequent to the modification and estimates that the incremental increase in the fair value of these liability classified warrants associated with this modification will range from $9 to $11 million. Given that the modification occurred in conjunction with the issuance of the Convertible Notes, the incremental increase in fair value associated with the modified warrants and the initial fair value of the Convertible Notes (the fair value of which has not yet been determined) will be compared to the $11.4 million of the proceeds received, with the difference being recognized as other income/expense in the Company’s statement of operations. Accordingly, for the quarter and year ended August 31, 2011, the Company is expected to record other expense ranging from $9 to 11 million related to the warrant modification and additional income/expense associated with the difference between the $11.4 million proceeds received and the fair value of the Convertible Notes.
The Company has revised its disclosure on page 56 of Amendment No. 6 to disclose the impact of the Convertible Notes on its financial condition.
Business, page 78
3.	We partially reissue comment seven of our letter dated August 5, 2011. Please disclose the upfront license fee paid to date pursuant to the Texas A&M agreement. In addition, please disclose the total aggregate milestone payments to be made pursuant to the material agreements.

Response:

The Company has revised its disclosure to disclose the upfront license fees paid to date pursuant to the Texas A&M agreements. See page 88 of Amendment No. 6. The Company previously disclosed the total aggregate milestone payments to be made pursuant to the exclusive license agreement with Cambridge University Technical Services Ltd. on page 91 of Amendment 6. The Company respectfully advises the Staff that there are no milestone payments to be made pursuant to these material agreements. The Company has revised its disclosure accordingly on pages 87 through 88 of Amendment No. 6.
4.	We note your response to comment nine of our letter dated August 5, 2011. Given that Campbell Soup Co. accounted for a significant portion of your revenues and the fact that you have disclosed the material terms of the agreement with them on page 55 without naming them, please name them when discussing the material terms and consider adding disclosure to the business section.

Response:

The Company has revised its disclosure on page 55 to name Campbell Soup Company. In addition, the Company has added disclosure to the Business section on pages 92 and 103 of Amendment No. 6 relating to its relationship with Campbell.
Exhibits
5.	We note the amendment to the bylaws filed as exhibit 3.5. Please revise to file a complete copy of the amended bylaws. See Item 601(b)(3)(ii) of Regulation S-K. Please note that this would also apply to any amendment to the certificate of incorporation.

Response:

The Company has refiled Exhibit 3.5 with Amendment No. 6 which includes a copy of the Amended and Restated Bylaws and the amendment originally filed as Exhibit 3.5.

6.	We partially reissue comment 12 of our letter dated August 5, 2011. Please file all Schedules to Exhibit 10.16. This would include Schedules 1, 2 and 3. Please note that we may have additional comments on Exhibits 10.16 and 10.20 in the confidential treatment request.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that it has filed Schedules 1, 2, and 3 to Exhibit 10.16 and will seek confidential treatment of certain portions of these agreements. The Company respectfully advises the Staff that there are no further schedules to Exhibit 10.16. The Company acknowledges that the Staff may have additional comments on Exhibits 10.16 and 10.20.

7.	We reissue comment 13 of our letter dated August 5, 2011. Please file Exhibit 10.11 in its entirety. We note that Exhibits B and D to the sponsored research agreement have not been filed.

Response:

The Company respectfully advises the Staff that it has filed Exhibit 10.11 in its entirety and Exhibit 10.11 accurately portrays the executed version of the agreement. The Company advises the Staff that Exhibit B to the Sponsored Research Agreement refers to the “Research Budget” that specifies the funding for the Research Project defined in the agreement. Such Research Budget was included in the page immediately preceding Exhibit B (immediately following page 13 of Exhibit A to the Sponsored Research Agreement). The Company further advises the Staff that Exhibit D to the Sponsored Research Agreement was intended to refer to certain patent rights related to certain technologies owned by the University of Cambridge. The Company respectfully advises the Staff that no such patent rights existed at the time the Sponsored Research Agreement was executed. The relevant patent application was not filed until September 21, 2001.
* * *

Thank you for your attention to the Company’s responses to the Staff’s comments. If you or any other member of the Staff has any further questions or comments concerning these responses or Amendment No. 6 to Registration Statement, or if you require additional information, please contact me at (212) 848-8244.

Very truly yours,
/s/ Danielle Carbone

Danielle Carbone

cc:	Raj Rajan, Securities and Exchange Commission
Brian Bhandari, Securities and Exchange Commission
Shehzad Niazi, Securities and Exchange Commission
Pamela Howell, Securities and Exchange Commission
Richard Hamilton, Ceres, Inc.
Wilfriede van Assche, Ceres, Inc.
Enclosures